(3)

INTERIM REPORT

For the nine months ended

September 30, 2002

CONSOLIDATED BALANCE SHEETS

as at September 30, 2002 and December 31, 2001
(unaudited – $ millions)

	2002	2001

Assets

Cash and short term investments	496.9	751.5

Marketable securities	64.0	81.9

Accounts receivable and other	3,714.0	3,405.2

Recoverable from reinsurers	12,812.0	12,802.1

	17,086.9	17,040.7

Portfolio investments

Subsidiary cash and short term investments (market value – $2,627.3; 2001 – $2,254.3)	2,627.3	2,254.3

Bonds (market value – $11,644.2; 2001 – $11,424.2)	11,417.0	11,745.3

Preferred stocks (market value – $250.9; 2001 – $126.4)	245.8	126.8

Common stocks (market value – $1,123.6; 2001 – $918.8)	1,070.2	878.9

Investments in Hub, Zenith National and Advent (market value – $597.4; 2001 – $556.3)	554.5	502.2

Real estate (market value – $50.3; 2001 – $82.7)	35.7	78.3

Total (market value – $16,293.7; 2001 – $15,362.7)	15,950.5	15,585.8

Deferred premium acquisition costs	552.4	518.0

Future income taxes	1,577.7	1,718.8

Premises and equipment	181.3	198.1

Goodwill	286.3	274.5

Other assets	192.0	102.8

	35,827.1	35,438.7

Liabilities

Lindsey Morden bank indebtedness	58.7	43.2

Accounts payable and accrued liabilities	2,329.5	1,826.8

Funds withheld payable to reinsurers	1,690.3	1,793.1

	4,078.5	3,663.1

Provision for claims	21,039.9	22,085.8

Unearned premiums	3,314.2	2,645.9

Long term debt	2,350.1	2,330.8

Trust preferred securities of subsidiaries	342.3	360.8

	27,046.5	27,423.3

Non-controlling interests	1,108.0	1,043.3

Excess of net assets acquired over purchase price paid	–	51.4

Shareholders’ Equity

Common stock	2,235.2	2,261.4

Preferred stock	200.0	200.0

Retained earnings	1,158.9	796.2

	3,594.1	3,257.6

	35,827.1	35,438.7

CONSOLIDATED STATEMENTS OF EARNINGS

for the nine months ended September 30, 2002 and 2001
(unaudited – $ millions)

	Third quarter		First nine months

	2002	2001	2002	2001

Revenue

Gross premiums written	2,169.6	1,638.1	6,079.9	4,988.2

Net premiums written	1,723.1	1,059.5	4,859.4	3,663.4

Net premiums earned	1,497.8	1,082.4	4,463.1	3,464.9

Interest and dividends	164.0	162.1	485.2	515.6

Realized gains (losses) on investments	465.8	(14.8)	591.8	50.7

Realized gain on OdysseyRe IPO	–	–	–	51.2

Claims fees	117.0	107.0	336.8	314.3

	2,244.6	1,336.7	5,876.9	4,396.7

Expenses

Losses on claims	1,117.6	1,278.8	3,282.0	3,056.8

Operating expenses	346.3	361.8	1,056.3	1,050.5

Commissions, net	274.7	280.3	813.2	759.6

Interest expense	29.8	56.2	91.3	143.7

Other costs and charges (note 3)	3.3	16.4	28.4	35.6

Kingsmead losses	–	78.3	–	78.3

Negative goodwill	–	(18.9)	–	(56.8)

	1,771.7	2,052.9	5,271.2	5,067.7

Earnings (loss) before income taxes	472.9	(716.2)	605.7	(671.0)

Provision for (recovery of) income taxes	154.8	(243.8)	203.6	(283.7)

Earnings (loss) from operations	318.1	(472.4)	402.1	(387.3)

Non-controlling interests	(36.7)	14.1	(62.4)	5.9

Net earnings (loss)	281.4	(458.3)	339.7	(381.4)

Net earnings (loss) per share	$19.31	$(35.23)	$22.72	$(29.85)

Shares outstanding (000) (weighted average)	14,302	13,101	14,332	13,101

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the nine months ended September 30, 2002 and 2001
(unaudited – $ millions)

	2002	2001

Retained earnings – beginning of period	796.2	1,167.4

Change in accounting for negative goodwill	51.4	–

Retained earnings as restated – beginning of period	847.6	1,167.4

Net earnings (loss) for the period	339.7	(381.4)

Common share dividends	(14.3)	–

Preferred share dividends	(9.8)	(9.8)

Dividend tax	(4.3)	–

Retained earnings – end of period	1,158.9	776.2

CONSOLIDATED STATEMENTS OF CHANGES IN CASH RESOURCES

for the nine months ended September 30, 2002 and 2001
(unaudited – $ millions)

	Third quarter		First nine months

	2002	2001	2002	2001

Operating activities

Earnings (loss) from operations	318.1	(472.4)	402.1	(387.3)

Amortization	16.4	14.4	50.9	43.9

Future income taxes	108.0	(216.9)	138.5	(273.7)

Negative goodwill	–	(18.9)	–	(56.8)

(Gains) losses on investments	(465.8)	14.8	(591.8)	(101.9)

	(23.3)	(679.0)	(0.3)	(775.8)

Increase (decrease) in:

Provision for claims	(182.0)	1,586.9	(914.5)	(504.0)

Unearned premiums	259.5	(70.2)	681.2	283.0

Accounts receivable and other	(255.6)	439.8	(326.6)	334.4

Recoverable from reinsurers	(130.2)	(616.1)	(85.5)	238.6

Funds withheld payable to reinsurers	(29.9)	270.0	(91.5)	295.1

Accounts payable and accrued liabilities	514.5	(111.3)	512.1	(147.5)

Other	(88.4)	(590.5)	(144.2)	(653.1)

Cash provided by (used in) operating activities	64.6	229.6	(369.3)	(929.3)

Investing activities

Investments – purchases	(2,541.7)	(143.9)	(4,198.0)	(868.6)

– sales	3,486.2	255.8	4,809.2	1,446.3

Sale (purchase) of marketable securities	(1.6)	(9.8)	17.9	45.8

Sale (purchase) of capital assets	(5.2)	(19.1)	(27.9)	(39.5)

Purchase of Old Lyme, First Capital and Advent	(75.4)	–	(141.6)	–

Cash provided by (used in) investing activities	862.3	83.0	459.6	584.0

Financing activities

Shares repurchased	(24.8)	–	(26.1)	–

Issue of OdysseyRe convertible debt	–	–	167.3	–

Long term debt and trust preferreds repayments (note 4)	(35.0)	0.4	(137.1)	(59.9)

Lindsey Morden bank indebtedness	2.9	(0.1)	15.4	18.1

Common share dividends	–	–	(14.3)	–

Preferred share dividends	(3.3)	(3.3)	(9.8)	(9.8)

Proceeds on OdysseyRe IPO	–	–	–	436.9

Non-controlling interests	–	–	(10.9)	–

Cash provided by (used in) financing activities	(60.2)	(3.0)	(15.5)	385.3

Foreign currency translation	58.5	–	43.6	–

Increase (decrease) in cash resources	925.2	309.6	118.4	40.0

Cash resources – beginning of period	2,199.0	2,136.1	3,005.8	2,405.7

Cash resources – end of period	3,124.2	2,445.7	3,124.2	2,445.7

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments.

Notes to Consolidated Financial Statements

for the nine months ended September 30, 2002 and 2001
(unaudited – in $ millions)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2001 as set out on pages 24 to 46 of the company’s 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2001, except as follows.

    Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings.

    The above-mentioned changes in accounting policy resulted in a reduction in pre-tax earnings of $17.2 for the nine months ended September 30, 2002 ($1.0 for the third quarter of 2002), and had the new accounting policy been applied for the nine months ended September 30, 2001, pre-tax earnings for that period would have been reduced by $45.5 ($15.1 for the third quarter of 2001), as set out below:

(a)	negative goodwill amortization would have increased pre-tax earnings by $4.8 and $18.9 for the three months ended September 30, 2002 and 2001, respectively and by $28.5 and $56.8 for the nine months ended September 30, 2002 and 2001 respectively; and

(b)	goodwill amortization would have decreased pre-tax earnings by $3.8 for the three months ended both September 30, 2002 and 2001 and by $11.3 for the nine months ended both September 30, 2002 and 2001.

2. Investments

    On August 28, 2002, the company invested an additional $45.7 (£19.7) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to approximately 48%. The investment in Advent has been accounted for on the equity basis from that date.

    On September 10, 2002, OdysseyRe acquired 56% of First Capital Insurance Limited, a Singapore insurance company, for approximately $28.0 (US$17.8). This investment has been consolidated in the company’s results.

3. Other Costs and Charges

    During the six months ended June 30, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management’s focus on improving operating efficiencies and reducing operating expenses and wrote off the costs incurred in connection with Crum & Forster’s contemplated IPO ($4.6) following the company’s decision to withdraw Crum & Forster’s registration statement on July 8, 2002. During that period, the company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden’s representations and warranties on the sale of a U.K. subsidiary in November 1998. In the third quarter of 2002, the company incurred $2.5 in severance costs with respect to Lindsey Morden’s U.S. restructuring and retiree benefits. During the second and third quarters of 2002, the company also incurred severance costs at Ranger ($2.4 and $0.6 respectively) as part of Ranger’s integration with TIG Insurance.

4. Long Term Debt and Trust Preferred Securities

    On June 28, 2002, OdysseyRe issued $167.3 (US$110) of 4 3/8% convertible senior bonds due 2022 and repaid bank and other long term debt of $91.3 (US$60) from the proceeds of the issue.

    During the third quarter of 2002, the company repurchased approximately $40.2 (US$25.6) and $16.0 (US$10.2) of its debentures and trust preferred securities respectively at a cost of $27.4 (US$17.4).

5. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, as well as the earnings contributions from its runoff and other operations and claims adjusting, appraisal and loss management services. Interest and dividends in the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations in the table showing the sources of net earnings. There were no significant changes in the identifiable assets by operating group as at September 30, 2002 compared to December 31, 2001.

    Comparative numbers for the reinsurance group’s net premiums earned and combined ratio for the nine months ended September 30, 2001 have been restated to conform to the presentation adopted in the company’s 2001 Annual Report. The reinsurance group represents the results of OdysseyRe. The results of CTR’s non-life reinsurance operations are included in the runoff and other segment effective January 1, 2001.

6. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respect from those applicable in the United States as described in Note 17 on pages 43 to 46 of the company’s 2001 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	Third quarter		First nine months

	2002	2001	2002	2001

Net earnings (loss), Canadian GAAP	281.4	(458.3)	339.7	(381.4)

Foreign exchange gain on yen debt swap, net of tax	–	0.9	–	11.6

Recoveries on retroactive reinsurance, net of tax	(1.4)	(267.1)	18.3	(273.2)

Cumulative catchup adjustment on changes in accounting for negative goodwill	–	–	179.7	–

Amortization of negative goodwill	–	(12.3)	–	(36.8)

Mark to market on S&P puts	65.6	78.2	76.0	90.2

Net earnings (loss), U.S. GAAP	345.6	(658.6)	613.7	(589.6)

Net earnings (loss) per share, U.S. GAAP	$23.79	$(50.52)	$41.84	$(45.75)

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	September 30,	December 31
	2002	2001

Shareholders’ equity, Canadian GAAP	3,594.1	3,257.6

Market value adjustment of investments, net of tax	158.9	(163.3)

Cumulative reduction in net earnings under U.S. GAAP	(496.7)	(719.3)

Shareholders’ equity, U.S. GAAP	3,256.3	2,375.0

Book value per share, U.S. GAAP	$216.14	$151.56

    At September 30, 2002, the cumulative reduction in net earnings under U.S. GAAP primarily relates to the deferred gain on retroactive reinsurance.

7. Foreign Exchange

    The translation of the company’s consolidated balance sheet and results of operations are significantly affected by movements in the US dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

    (a)  Period end exchange rate

September 30, 2002	$1.5862

December 31, 2001	$1.5963

Decrease in the value of the US dollar vs. the Canadian dollar	0.6%

June 30, 2002	$1.5209

Increase in the value of the US dollar vs. the Canadian dollar	4.3%

    (b) Average exchange rate

	Third	First nine
	quarter	months

September 30, 2002	$1.5810	$1.5707

September 30, 2001	$1.5427	$1.5358

Increase in the value of the US dollar vs. the Canadian dollar	2.5%	2.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in $ millions except per share amounts and as otherwise indicated)

    The combined ratio improved significantly to 103.6% in the third quarter of 2002 from 148.3% in the third quarter of 2001, continuing the combined ratio improvement reported in the first half of 2002. Pre-tax income increased significantly to $472.9 in the third quarter of 2002 from a loss of $716.2 in the third quarter of 2001, reflecting realized gains and improved underwriting results. In the third quarter of 2001, the company’s pre-tax income was adversely impacted by World Trade Center losses of $234 and prior years’ reserve strengthening for Crum & Forster, TIG and Ranger, amounting to an approximate net cost of $320. In the third quarter, net earnings increased to $281.4 ($19.31 per share) in 2002 from a loss of $458.3 ($35.23 per share) in 2001. The weighted average outstanding shares for the three months ended September 30, 2002 were 14.3 million versus 13.1 million last year.

    Revenue in the third quarter increased to $2,244.6 from $1,336.7 last year principally as a result of higher net premiums earned and realized gains. Net premiums written and net premiums earned for the third quarter of 2001 by the U.S. insurance group were reduced by premiums of $261.1 ceded under reinsurance protection for 2000 and prior accident years (“Ceded Reinsurance Premiums”). Net premiums written in the third quarter of 2002 increased to $1,723.1 from $1,320.6 (after adjusting for 2001 Ceded Reinsurance Premiums) in 2001, representing an increase of 30.5% and 67.5% excluding TIG, which exited from a significant amount of its program business written through MGAs.

    Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income.

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and nine months ended September 30, 2002 and 2001:

	Third quarter		First nine months

	2002	2001	2002	2001

Combined ratio

Insurance – Canada	96.5%	118.5%	97.4%	113.0%

– U.S.	109.5%	169.6%	108.2%	125.8%

Reinsurance	99.9%	139.4%	99.2%	115.5%

Consolidated	103.6%	148.3%	103.3%	120.8%

Sources of net earnings (with Lindsey Morden equity accounted)
Underwriting

Insurance – Canada	9.0	(37.2)	17.7	(69.6)

– U.S.	(63.6)	(295.5)	(177.4)	(469.5)

Reinsurance	0.7	(133.4)	12.8	(149.7)

Interest and dividends	128.9	129.0	367.4	368.6

	75.0	(337.1)	220.5	(320.2)

Realized gains (losses)	465.8	(14.8)	591.8	101.9

Runoff and other	(0.4)	(159.0)	(26.7)	(148.0)

Claims adjusting (Fairfax portion)	0.3	(1.3)	(6.5)	(4.6)

Interest expense	(26.7)	(52.3)	(81.9)	(133.1)

Swiss Re premium and interest	(20.7)	(60.9)	(20.7)	(80.1)

Corporate overhead and other	(22.5)	(10.4)	(54.9)	(19.0)

Other costs and charges	(0.5)	(16.4)	(13.9)	(35.6)

Goodwill and other amortization	–	(1.3)	–	(4.5)

Kingsmead losses	–	(78.3)	–	(78.3)

Negative goodwill amortization	–	18.9	–	56.8

Pre-tax income (loss)	470.3	(712.9)	607.7	(664.7)

Less (add): taxes	152.5	(241.1)	202.5	(279.7)

Less: non-controlling interests	(36.4)	13.5	(65.5)	3.6

Net earnings (loss)	281.4	(458.3)	339.7	(381.4)

    Summarized income statements showing the underwriting results and operating income for each business segment and operating company for the three month and nine month periods ended September 30, 2002 and 2001 are set out below, followed by a discussion of the principal other elements of net earnings.

   Canadian Insurance Companies

For the quarter ended September 30, 2002

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments	Total

Underwriting profit	3.2	2.9	1.5	1.5	(0.1)	9.0

Combined ratio	92.1%	85.6%	99.1%	94.1%		96.5%

Gross premiums written	179.5	28.5	196.8	43.4		448.2

Net premiums written	100.2	21.9	177.4	32.0		331.5

Net premiums earned	40.4	20.2	169.7	25.6		255.9

Underwriting profit	3.2	2.9	1.5	1.5	(0.1)	9.0

Interest and dividends						18.2

Operating income						27.2

For the quarter ended September 30, 2001

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total

Underwriting profit (loss)	(31.8)	(0.9)	(17.0)	0.8	11.7	(1)	(37.2)

Combined ratio	222.3%	105.0%	112.2%	95.4%			118.5%

Gross premiums written	81.6	22.7	165.8	26.1			296.2

Net premiums written	29.5	18.6	147.9	18.2			214.2

Net premiums earned	26.0	18.1	139.5	17.5			201.1

Underwriting profit (loss)	(31.8)	(0.9)	(17.0)	0.8	11.7	(1)	(37.2)

Interest and dividends							18.8

Operating income (loss)							(18.4)

For the nine months ended September 30, 2002

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments	Total

Underwriting profit	6.9	3.0	6.0	1.9	(0.1)	17.7

Combined ratio	93.5%	94.8%	98.7%	97.1%		97.4%

Gross premiums written	552.5	87.5	555.6	124.1		1,319.7

Net premiums written	266.4	66.0	498.1	90.6		921.1

Net premiums earned	105.8	57.8	448.6	66.0		678.2

Underwriting profit	6.9	3.0	6.0	1.9	(0.1)	17.7

Interest and dividends						47.7

Operating income						65.4

For the nine months ended September 30, 2001

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total

Underwriting profit (loss)	(42.6)	(3.6)	(43.1)	1.0	18.7	(1)	(69.6)

Combined ratio	162.3%	106.9%	111.8%	97.9%			113.0%

Gross premiums written	227.7	69.6	451.6	77.7			826.6

Net premiums written	85.4	56.1	401.6	56.5			599.6

Net premiums earned	68.4	52.1	365.3	48.7			534.5

Underwriting profit (loss)	(42.6)	(3.6)	(43.1)	1.0	18.7	(1)	(69.6)

Interest and dividends							49.9

Operating income (loss)							(19.7)

(1)	Swiss Re recovery on 1998 and prior losses.

    The Canadian insurance companies’ combined ratio for the three months ended September 30, 2002 improved to 96.5% from 118.5% last year, primarily due to significant price increases achieved by all companies in 2001 and continuing into 2002. In the third quarter of 2001, Commonwealth incurred World Trade Center losses of $23.6. Net premiums written by the Canadian insurance companies increased by 54.8% in the third quarter of 2002 compared with the third quarter of 2001 due to continuing price increases achieved in excess of 20%, increased retentions and continuing favourable market conditions.

   U.S. Insurance Companies

For the quarter ended September 30, 2002

	Crum &			Corporate
	Forster	TIG(1)	Falcon(2)	adjustments	Total

Underwriting profit (loss)	(7.2)	(56.6)	0.2	–	(63.6)

Combined ratio	102.6%	115.1%	98.5%		109.5%

Gross premiums written	379.3	521.9	17.2		918.4

Net premiums written	322.3	370.6	13.1		706.0

Net premiums earned	279.3	375.5	13.7		668.5

Underwriting profit (loss)	(7.2)	(56.6)	0.2	–	(63.6)

Interest and dividends					65.2

Operating income					1.6

For the quarter ended September 30, 2001

	Crum &			Corporate
	Forster	TIG(1)	Falcon(2)	adjustments		Total

Underwriting profit (loss)	(140.2)	(268.2)	(1.0)	113.9	(3)	(295.5)

Combined ratio	453.1%	170.5%	122.7%			169.6%

Gross premiums written	276.5	576.1	5.4			858.0

Net premiums written	19.0	367.0	3.5			389.5

Net premiums earned	39.7	380.5	4.4			424.6

Underwriting profit (loss)	(140.2)	(268.2)	(1.0)	113.9	(3)	(295.5)

Interest and dividends						59.2

Operating income (loss)						(236.3)

For the nine months ended September 30, 2002

	Crum &			Corporate
	Forster	TIG(1)	Falcon(2)	adjustments	Total

Underwriting profit (loss)	(32.9)	(144.5)	–	–	(177.4)

Combined ratio	104.0%	111.2%	100.0%		108.2%

Gross premiums written	1,127.5	1,467.9	68.8		2,664.2

Net premiums written	915.7	1,134.3	52.8		2,102.8

Net premiums earned	818.1	1,294.4	46.0		2,158.5

Underwriting profit (loss)	(32.9)	(144.5)	–	–	(177.4)

Interest and dividends					185.7

Operating income					8.3

For the nine months ended September 30, 2001

	Crum &			Corporate
	Forster	TIG(1)	Falcon(2)	adjustments		Total

Underwriting profit (loss)	(210.6)	(398.6)	(2.6)	142.3	(3)	(469.5)

Combined ratio	139.8%	131.2%	122.6%			125.8%

Gross premiums written	967.5	1,825.7	27.3			2,820.5

Net premiums written	569.5	1,312.1	14.4			1,896.0

Net premiums earned	529.7	1,278.9	11.5			1,820.1

Underwriting profit (loss)	(210.6)	(398.6)	(2.6)	142.3	(3)	(469.5)

Interest and dividends						179.9

Operating income (loss)						(289.6)

(1)	TIG includes Ranger’s results on a retroactive basis following the combination of the two companies’ operations, effective April 1, 2002.

(2)	Included in U.S. operations for convenience.

(3)	Swiss Re recovery on 1998 and prior losses.

    The U.S. insurance companies’ combined ratio for the three months ended September 30, 2002 improved to 109.5% from 169.6% last year due to the effect of significant price increases and claims and underwriting actions taken by each of the companies over the last two years. In the third quarter of 2001, the adjusted combined ratio for the U.S. companies was 111% after excluding World Trade Center losses and the impact of 2000 and prior years’ reserve strengthening. Crum & Forster and TIG continued to obtain average price increases on renewal business written in excess of 20% and 40% respectively for the third quarter of 2002. Crum & Forster’s combined ratio of 102.6% for the third quarter of 2002 compared to 106.3% for the second quarter reflects the continued improvement in Crum & Forster’s underwriting performance resulting from the execution of management’s underwriting, distribution and expense initiatives. Crum & Forster’s 34.5% increase in net premiums written for the third quarter of 2002 compared to the third quarter of 2001 (adjusted for the cost of the reinsurance protection on a 2000 and prior years’ reserve strengthening in the third quarter of 2001) is a result of a strong third quarter of 2002. TIG’s combined ratio of 115.1% in the third quarter of 2002 (compared with a combined ratio of 110.1% in the second quarter) included its discontinued program business written through MGAs with a combined ratio of 121.9% and its ongoing operations with a combined ratio of 109.5% (combined ratios of 120.0% and 104.2% respectively for the nine months ended September 30, 2002). For TIG, 2002 is a transition year as it exits from a significant amount of its program business written through MGAs, addresses the resulting operational impacts and confirms the ongoing business which will be written in 2003. Management expects that this transition process will be completed by the end of 2002. In 2003, the ongoing business will be expected to meet the company’s objective of achieving a combined ratio of 100%.

   Reinsurance

	OdysseyRe(1)

	Third quarter		First nine months

	2002	2001	2002	2001

Underwriting profit (loss)	0.7	(133.4)	12.8	(149.7)

Combined ratio	99.9%	139.4%	99.2%	115.5%

Gross premiums written	773.2	463.0	2,025.2	1,248.9

Net premiums written	656.5	348.4	1,767.0	1,060.0

Net premiums earned	561.9	338.6	1,564.0	964.3

Underwriting profit (loss)	0.7	(133.4)	12.8	(149.7)

Interest and dividends	45.5	51.0	134.0	138.8

Operating income (loss)	46.2	(82.4)	146.8	(10.9)

(1)	These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and purchase price and other adjustments made as part of ORH’s IPO.

    The reinsurance group’s combined ratio improved to 99.9% in the third quarter of 2002 from 139.4% in 2001 due to the company’s underwriting actions, including improvements in pricing as well as terms and conditions, and OdysseyRe’s opportunistic expansion into better performing lines of business. In the third quarter of 2001, OdysseyRe incurred World Trade Center losses of $123.9. In the third quarter of 2002, OdysseyRe incurred losses related to floods in Central Europe and France. Net premiums written increased by 88.4% in the third quarter of 2002 compared to 2001, due mainly to greater opportunities to write business in certain classes and as a result of increased pricing both at the insurance and reinsurance levels in each of its business segments. For greater detail on OdysseyRe, please see its third quarter report posted on its website at www.odysseyre.com

   Interest and Dividends and Realized Gains

    Interest and dividend income in the third quarter was flat at $128.9 compared to $129.0 last year with lower interest yields offset by lower interest expense on funds withheld balances payable to reinsurers. Cash and short term investments increased from $1,709.9 at June 30, 2002 to $2,627.3 at September 30, 2002 due to bond sales in September 2002. Cash and short term investments are expected to decrease as the company continues to reinvest excess cash and short term investment balances and positive cash flow from increasing premiums written in its Canadian insurance and reinsurance groups into higher yielding investments.

    Realized gains on disposal of portfolio securities were $465.8 for the third quarter of 2002, principally from the sale of bonds ($401.6), with the balance of the gain resulting from the sale of S&P puts net of put amortization ($16.7), the repurchase of the company’s debentures and trust preferred securities ($31.7) and the sale of common stocks.

   Runoff and Other

For the quarter and nine months ended September 30, 2002

	Third quarter				First nine months

		European				European
	TRG	runoff and other		Total	TRG	runoff and other	Total

Gross premiums written	0.3	29.7		30.0	0.4	70.4	70.8

Net premiums written	0.3	28.8		29.1	0.4	68.1	68.5

Net premiums earned	0.3	11.5		11.8	0.4	62.2	62.6

Losses on claims	(4.4)	(1.5	)(1)	(5.9)	(6.8)	(78.6)	(85.4)

Operating expenses	(9.1)	(35.4)		(44.5)	(25.3)	(94.3)	(119.6)

Interest and dividends	20.2	18.0		38.2	49.8	65.9	115.7

Operating income (loss)	7.0	(7.4)		(0.4)	18.1	(44.8)	(26.7)

For the quarter and nine months ended September 30, 2001

	Third quarter			First nine months

		European			European
	TRG	runoff and other	Total	TRG	runoff and other	Total

Gross premiums written	0.1	20.9	21.0	0.3	92.0	92.3

Net premiums written	0.1	107.1	107.2	0.3	107.3	107.6

Net premiums earned	0.1	118.0	118.1	0.3	145.7	146.0

Losses on claims	(7.4)	(283.1)	(290.5)	(9.8)	(302.4)	(312.2)

Operating expenses	(14.9)	(17.0)	(31.9)	(30.5)	(80.8)	(111.3)

Interest and dividends	14.0	31.3	45.3	45.3	84.2	129.5

Operating income (loss)	(8.2)	(150.8)	(159.0)	5.3	(153.3)	(148.0)

(1)	Net of Swiss Re recovery on 1998 and prior losses.

    The runoff operations consist of International Insurance, Sphere Drake and the non-life operations of CTR. Claims costs and losses on claims exceeded net investment income by $0.4; the Swiss Re recovery on 1998 and prior losses of $41.1 (primarily relating to the finalization of the 2001 cession based on statutory returns as filed with regulators; there was no adverse development in 2002 resulting in a cession to Swiss Re) offsets current year losses and commissions on the runoff of CTR’s non-life and life operations. In the third quarter of 2001, the losses on claims increased due to reserve strengthening in CTR’s non-life portfolio and Sphere Drake. Net premiums earned for the third quarter of 2002 and 2001 principally relate to the runoff of CTR’s non-life reinsurance portfolio and internal reinsurance of the Canadian and U.S. insurance companies.

   Other Elements of Net Earnings

    Interest expense decreased to $26.7 for the third quarter of 2002 compared to $52.3 for the third quarter of 2001, principally due to the benefit of the company’s fixed rate to floating rate interest rate swaps, partially offset by the interest on OdysseyRe’s external debt issued in the fourth quarter of 2001 and at the end of the second quarter of 2002. Interest expense on OdysseyRe’s debt amounted to $3.4 for the third quarter of 2002 and $8.8 for the nine months ended September 30, 2002. During the quarter, the company closed out its interest rate swaps, with the resulting gain being deferred and amortized against future interest expense.

    Corporate overhead and other consists of Fairfax and OdysseyRe holding company expenses net of Hamblin Watsa’s pre-tax income and interest income on Fairfax’s cash balances. On a year to date basis, these expenses include amortization of e-commerce development costs ($11.4) and corporate catastrophe premiums (approximately $18.5).

    The company recorded an income tax expense of $154.8 for the third quarter of 2002, principally due to realized gains in the U.S., compared with a tax recovery of $243.8 for the third quarter of 2001 resulting from the pre-tax loss on World Trade Center losses and 2000 and prior years’ reserve strengthening for the U.S. insurance companies.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Third quarter		First nine months

	2002	2001	2002	2001

OdysseyRe	32.7	(17.4)	49.7	(17.4)

TRG	4.0	3.9	15.8	13.8

Lindsey Morden	–	(0.6)	(3.1)	(2.3)

	36.7	(14.1)	62.4	(5.9)

    At September 30, 2002, Fairfax had ceded losses under its corporate insurance cover with Swiss Re totalling US$754.8 (US$727.4 at December 31, 2001), leaving unutilized coverage of US$245.2. The cession in the third quarter of 2002 represents finalization of the 2001 cession based on the subsidiaries’ statutory returns as filed with regulators; there was no adverse development in 2002 resulting in a cession to Swiss Re.

Investments

    At September 30, 2002 the investment portfolio had a pre-tax unrealized gain of $343.2 (consisting of an unrealized gain on bonds of $227.2, an unrealized gain on common stocks (including Hub and Zenith National) of $96.3 and other unrealized gains of $19.7) compared to an unrealized loss of $223.1 at December 31, 2001. After the realized gains in the third quarter of 2002 and assuming corporate spreads remain at current levels, the unrealized bond gain of $227 would become an unrealized gain in excess of $400 if interest rates decline to 4  1/2%. After the sale of S&P puts in October 2002 for proceeds of $19 (US$12), the company has S&P puts with a notional value of US$400 and an average strike price of 995.

    During the third quarter of 2002, the company sold its office buildings in Paris for $41.4 (€28.6).

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	September 30,	December 31,
	2002	2001

Cash, short term investments and marketable securities	560.9	833.4

Long term debt	2,227.7	2,205.8

Net debt	1,666.8	1,372.4

Common shareholders’ equity	3,394.1	3,057.6

Preferred shares and trust preferred securities of subsidiaries	542.3	560.8

OdysseyRe non-controlling interest	411.5	361.8

Total equity	4,347.9	3,980.2

Net debt/equity	38%	34%

Net debt/total capital	28%	26%

Common shareholders’ equity per share	$240.02	$213.06

    During the first nine months of 2002, the company contributed additional capital of $69.0 to TIG, paid $152.0 (US$100) to TIG in connection with arrangements for the use of cash derived from the OdysseyRe IPO, paid a Swiss Re premium of $155.9, paid $73.7 on maturity of foreign exchange contracts hedging its investment in U.S. subsidiaries, purchased Old Lyme for $66.2 and repurchased debt for $27.4 and subordinate voting shares for $26.1, which was partially offset by proceeds on the sale of S&P puts and other investments of $185.0 and the closing out of interest rate swaps of $101.0, contributing to the decrease in holding company cash, short term investments and marketable securities. All of the outstanding shares of Old Lyme were purchased from Hub International Limited. The remaining increase in holding company cash resulted from operations. The increase in the company’s net debt to equity and net debt to total capital ratios from December 31, 2001 to September 30, 2002 was principally due to the decrease in holding company cash, short term investments and marketable securities of $272.5. The company continues to discuss an extension of the $215.7 (US$136) payment of its RHINOS scheduled for February 2003.

    As stated in the 2001 Annual Report, the company’s objective is to maintain cash, short term investments and marketable securities in the holding company of at least five times the company’s annual interest expense until the company’s consolidated combined ratio comes down below 105% and its earnings cover its annual interest expense by five times. With Lindsey Morden equity accounted, five times the annualized nine-month interest expense amounts to approximately $546, and for the nine months ended September 30, 2002, the consolidated combined ratio was 103.3% and interest coverage was 8.4 times.

    Common shareholders’ equity at September 30, 2002 was $3.4 billion or $240.02 per share.